UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Oyster Point Pharma, Inc.

(Name of Subject Company)

Oyster Point Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S.

Chief Executive Officer

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(609) 382-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Brandon Fenn

Divakar Gupta

Ian Nussbaum

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 1, 2022, Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by the Company with the SEC on December 1, 2022. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point.

This Schedule 14D-9 filing consists of the following communications related to the Offer:

i.	Email to All Oyster Point Employees Regarding the Tender Offer Process, first used on December 22, 2022.

ii.	Email to All Oyster Point Employees Regarding Shareworks and the Tender Offer Process, first used on December 22, 2022.

iii.	Employee Tender Offer FAQs Sent to All Oyster Point Employees, first used on December 22, 2022.

Additional Information about the Transaction and Where to Find It

In connection with the proposed acquisition of Oyster Point, Parent and Purchaser, commenced a tender offer for all of the outstanding shares of Oyster Point on December 1, 2022. The Oyster Point employee communications disclosed herein are for informational purposes only and are neither a recommendation, an offer to purchase or a solicitation of an offer to sell Oyster Point securities, nor is it a substitute for the tender offer materials that Oyster Point, Purchaser and Parent filed with the SEC upon commencement of the tender offer. On December 1, 2022, Parent and Purchaser filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and thereafter, Oyster Point filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. Oyster Point investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Oyster Point investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials have been filed with the SEC, and Oyster Point investors and security holders may obtain a free copy of these materials and other documents filed by Parent, Purchaser and Oyster Point with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Parent and Purchaser have filed with the SEC have been, or will be, made available to all investors and security holders of Oyster Point free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Oyster Point under the “Investors & Media” section of Oyster Point’s website at https://oysterpointrx.com.

Forward-Looking Statements

To the extent that statements contained in this filing are not statements of historical facts, they may be deemed to be forward-looking statements. In some cases, such forward-looking statements can be identified by terms such as “believes,” “plans,” “anticipates,” “continue,” “potential,” “seek,” “goal,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Oyster Point by Parent may not be completed; the possibility that competing offers or acquisition proposals for Oyster Point will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Oyster Point common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Parent’s or Oyster Point’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of Oyster Point’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufacturers, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the possibility that Oyster Point’s expectations as to the extent to which Oyster Point will be able to continue to commercialize TYRVAYA® (varenicline solution) Nasal Spray and any of Oyster Point’s other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Oyster Point’s preclinical studies and clinical trials and other research and development that Oyster Point may not materialize; the possibility that Oyster Point’s estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Oyster Point’s expectations may not be met as to the sufficiency of its capital resources; the possibility that Oyster Point’s expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Oyster Point’s anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Oyster Point’s expectations may not be met as to the revenues from its collaborations; the possibility that Oyster Point’s expectations may not be met as to Oyster Point’s ability to retain and recruit key personnel and third-party distributors; the possibility that Oyster Point’s expectations may not be met as to its anticipated financial performance; the possibility that Oyster Point’s expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Oyster Point operates; the possibility that unforeseen safety issues could emerge for TYRVAYA Nasal Spray that could require Oyster Point to change the prescribing information, limit use of the product and/or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of TYRVAYA Nasal Spray or of products with which Oyster Point competes; the possibility that the third-party organizations that manufacture, supply and distribute TYRVAYA Nasal Spray may fail to perform adequately or fulfill Oyster Point’s needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Oyster Point’s ability to generate revenues or could limit or prevent Oyster Point’s products’ or product candidates’ commercial success; the possibility that regulatory filings for products or product candidates that Oyster Point or its partners develop are not made or granted as currently anticipated; the possibility that Oyster Point is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Oyster Point or its collaborators conduct activities related to Oyster Point’s business; and a variety of other risks set forth from time to time in Parent’s or Oyster Point’s filings with the SEC, including but not limited to the risks discussed in Parent’s Annual Report on Form 10-K for the year ended December 31, 2021 and in other filings with the SEC and the risks discussed in Oyster Point’s Annual Report on Form 10-K for the year ended December 31, 2021 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Parent’s and Oyster Point’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The reader is cautioned not to unduly rely on these forward-looking statements. Parent and Oyster Point expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit No.	Description

99.1	Email to All Oyster Point Employees Regarding the Tender Offer Process, first used on December 22, 2022.

99.2	Email to All Oyster Point Employees Regarding Shareworks and the Tender Offer Process, first used on December 22, 2022.

99.3	Employee Tender Offer FAQs Sent to All Oyster Point Employees, first used on December 22, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OYSTER POINT PHARMA, INC.

By:	/s/ Jeffrey Nau
Name:	Jeffrey Nau, Ph.D., M.M.S.
Title:	President, Chief Executive Officer and Director

Dated: December 22, 2022